Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

VOLUNTARY WITHDRAWAL OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

CONDITIONS SATISFIED

The conditions for the Proposed De-Listing have all been satisfied on June 26, 2015. The last day of dealings in the Shares on the Stock Exchange is on Monday, June 29, 2015, and the listing of the Shares on the Main Board of the Stock Exchange will be withdrawn effectively at 4:00 p.m. on Friday, July 3, 2015.

Reference is made to the announcements of the Company dated January 2, March 3, March 25 and May 20, 2015 and the circular of the Company dated March 4, 2015 (the “Circular”) in relation to, inter alia, the Proposed De-Listing and its related matters. Capitalized terms used in this announcement shall have the same meanings as in the Circular unless defined otherwise.

The conditions for the Proposed De-Listing as set out in the Circular have all been satisfied on June 26, 2015. The last day of dealings in the Shares on the Stock Exchange is on Monday, June 29, 2015, and the listing of the Shares on the Main Board of the Stock Exchange will be withdrawn effectively at 4:00 p.m. on Friday, July 3, 2015.

As set out in the Circular, the Company will, for a period of 60 days following the Last Dealing Date, bear the costs of the Shareholders for their deposit of the Shares with the Depositary and the corresponding issuance of ADSs. After that period, all costs, fees and expenses attributable to the transfer of the Shares to effect a deposit of the Shares with, or withdrawal of the Shares from, the Depositary shall be borne by the Shareholder requesting the transfer. Additionally, Shareholders and investors should note that there are other fees and charges associated with the trading of ADSs.

The Hong Kong Register is expected to be closed at 4:00 p.m. on Friday, July 17, 2015, and the names of the Shareholders appearing on the Hong Kong Register will ultimately be transferred to the Cayman Principal Register.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, June 26, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Robert John Rankin; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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